UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):	American International Plaza Building – Tenth Floor, 250 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918

Telephone Number (including area code):	(787) 733-3888

Name and Address of Agent for Service of Process:	Claudio Ballester Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc. American International Plaza Building – Tenth Floor, 250 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒

NO  ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of San Juan, and Commonwealth of Puerto Rico, on the 14th day of May, 2021.

Signature:	Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc.

	By:	/s/ Carlos V. Ubiñas
Carlos V. Ubiñas
Chairman of the Board of Directors and President

Attest:	/s/ Liana Loyola
Liana Loyola
Secretary